

September 24, 2010

Mr. Edward C. White
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

   **RE: Owens-Illinois, Inc**
      **Form 10-K for the Year Ended December 31, 2009**
      **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
      **File No. 1-9576**

      **Owens-Illinois Group, Inc**
      **Form 10-K for the Year Ended December 31, 2009**
      **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
      **File No. 033-13061-01**

Dear Mr. White:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,


         Rufus Decker
         Accounting Branch Chief